SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH. D.C. 156

06003180

SECURI[TIES AND EXCHANGE COMM]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brut, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza 49th Floor

(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro **212-401-8982**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 2 6 2006 THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Manny Alicandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brut, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Registered Public Accounting Firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, A. Manny Alicandro, and I, Christopher R. Concannon affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Brut, LLC and subsidiary (the "Company") at and for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the statement of financial condition of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

A. Manny Alicandro 2/24/06
Signature Date

Chief Compliance Officer
Title

Chris Concannon 2/24/06
Signature Date

President
Title

Subscribed and Sworn to before me
on this 24th day of February, 2006

Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Brut, LLC and Subsidiary

December 31, 2005

With Report of Independent Registered Public Accounting Firm

Brut, LLC

Consolidated Statement of Financial Condition

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Brut, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Brut, LLC and Subsidiary (the "Company") as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Firm's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Brut, LLC and Subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

February 23, 2006

Ernst & Young LLP

Brut, LLC

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 31,420,498
Deposit with clearing organization	500,000
Deposit with broker and dealer	1,595,385
Receivables from brokers and dealers, net of allowance for doubtful accounts of $296,508	21,358,549
Receivables from affiliates, net	585,469
Goodwill	143,233,102
Intangible assets, net of accumulated amortization of $7,723,889	34,276,111
Furniture and equipment, net of accumulated depreciation of $4,968,851	963,625
Securities owned, at market value	180,238
Other assets	2,191,272
Total assets	$236,304,249
Liabilities and members' equity	
Liabilities:	
Clearance and execution fees payable	$ 4,550,186
Payables to brokers and dealers	6,119,215
Accrued compensation and benefit	92,654
Payables to affiliates	10,443,519
Securities sold, not yet purchased, at market value	266,522
Accounts payable and accrued expenses	4,248,710
Total liabilities	25,720,806
Members' equity	210,583,443
Total liabilities and members' equity	$236,304,249

See notes to the consolidated financial statements.

1. Organization and Description of the Business

Brut, LLC, (the "Company") a wholly-owned subsidiary of The Nasdaq Stock Market, Inc. ("Nasdaq" or the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"). The Company is the operator of the Brut ECN System (the "System"), an electronic communications network ("ECN") that allows its subscribers to enter orders for display, view and execute against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the System to trade with said participants. Subscribers primarily use the System for transaction activity in securities traded on The Nasdaq Stock Market, although the System also offers similar capabilities with respect to securities traded on the NYSE and the American Stock Exchange ("Amex"). Brut Europe Limited, a wholly-owned, inactive subsidiary of Brut, LLC, is an introducing broker and dealer which was set up to generate a European subscriber base to the System. Nasdaq has determined to dissolve Brut Europe Limited and it was placed into members' voluntary liquidation on July 27, 2005.

The Company clears all trading activity directly with the National Securities Clearing Corporation ("NSCC"), either as a Qualified Special Representative ("QSR") or under an Automated Give Up ("AGU") agreement, through Automated Confirmation Trades system ("ACT") except for institutional trades and Designated Order Turnaround ("DOT")- processed listed securities.

Institutional trades are cleared through Merrill Lynch Professional Clearing Services ("Merrill Lynch").

DOT-processed trades in NYSE-listed stocks or Amex-listed stocks traded on the NYSE by the Company are locked in by DOT. DOT signifies the execution has been submitted to clearing by the NYSE and confirmation has been sent to both parties. The Company does not route directly to Amex.

The QSR relationship mentioned above is an agreement between the Company, the clearing broker and a contra-clearing broker whereby the contra-clearing broker agrees to honor all trades sent directly to NSCC by the Company. In the AGU relationship the Company will send the trade to ACT initially and then ACT will send the trade to NSCC for clearing.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of Brut, LLC and its wholly-owned subsidiary Brut Europe Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

Financial Statement Preparation

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash And Cash Equivalents and Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less, that are not held-for-sale in the ordinary course of business, to be cash equivalents. The majority of cash and cash equivalents represent money market funds held at a major U.S. financial institution.

Deposits With Clearing Organization And Broker And Dealer

Deposit with clearing organization represents a required minimum deposit with the NSCC of $500,000. Deposit with broker and dealer represents a required deposit with Merrill Lynch for $1,595,385.

Receivables From Brokers And Dealers

Receivables are concentrated with National Association of Securities Dealers, Inc, ("NASD") member firms and market data vendors. Receivables are shown net of allowance for doubtful accounts. The allowance is calculated based on the age and source of the underlying receivable and are tied to past collections experience. The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The amount charged against

2. Significant Accounting Policies (continued)

operating results is based on several factors, including a continuous assessment of the collectibility of each account.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Furniture And Equipment, Net

Furniture and equipment, net, are carried at cost less accumulated depreciation. Depreciation is generally recognized over the estimated useful lives of the related assets. Estimated useful lives generally range from two to ten years for furniture and equipment. Depreciation is computed using the straight-line method.

Securities Owned And Securities Sold, Not Yet Purchased, At Market Value

The Company may take positions in equity securities due to System interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When the market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value with related changes in unrealized appreciation or depreciation recorded in clearing, execution and exchange fees on the consolidated statement of operations as the Company views this loss as a cost of transaction execution. Market value is based on published market prices.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets. According to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", goodwill is tested annually for impairment and

2. Significant Accounting Policies (continued)

in interim periods if certain events occur indicating that the carrying value may be impaired. An impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. The Company completed its annual testing for fiscal 2005 and determined that its recorded goodwill was not impaired.

Intangible Assets, Net

Intangible assets include a technology software license and customer relationships. Customer relationships are amortized on a straight-line basis over their estimated average useful life of ten years. The technology software license was originally amortized over an estimated average useful life of ten years on a straight-line basis. As a result of Nasdaq's acquisition of the INET ECN ("INET") on December 8, 2005 and the Company's plans to replace the Company's technology with INET technology, a recoverability test was performed pursuant to SFAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets," as the acquisition and planned technology retirement was deemed an impairment "triggering event". As a result of the recoverability test, the Company determined that the technology software license was not impaired. However, as a result of the plans, the Company changed the estimated useful life to nine months, consistent with the planned implementation of INET technology.

3. Related Party Transactions

The Company records expenses and related payables to Nasdaq for the Company's expenses paid by Nasdaq on its behalf. In addition, the Company records receivables from Nasdaq for receivables collected by Nasdaq on the Company's behalf. The net receivable or payable from this activity is periodically settled. The net liability from this activity as of December 31, 2005 was $6,467,581 and is included in payable to affiliates in the consolidated statement of financial condition.

The Company pays INET for execution charges it incurs and for access fees to connect to INET's system. The net liability for these activities at December 31, 2005 was $3,975,938 and is included in payable to affiliates in the consolidated statement of financial condition.

4. Goodwill and Intangible Assets

As a result of the Parent's acquisition of the Company in 2004, at December 31, 2005, the Company had goodwill of $143,233,102, as all of the purchase price allocation was pushed down, as required, and reflected in the Company's consolidated financial

4. Goodwill and Intangible Assets (continued)

statements. Goodwill increased from $141,380,819 at December 31, 2004 due to the settlement of post-closing adjustments.

The following table summarizes the Company's intangible assets as of December 31, 2005:

	Gross Carrying Amount	Accumulated Amortization	Total
Technology software license	$15,700,000	$3,963,333	$11,736,667
Customer relationships	26,300,000	3,760,556	22,539,444
	$42,000,000	$7,723,889	$34,276,111

As discussed in Note 2, "Significant Accounting Policies," effective December 8, 2005, the technology intangible asset is being amortized over a nine-month estimated useful life ending August 2006 and the customer relationships intangible asset is currently being amortized over an average ten-year estimated useful life ending 2014.

5. Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents cumulative gains/losses that are not reflected in earnings for the foreign currency translation adjustment recorded on the consolidation of the Company's subsidiary's assets and liabilities. The subsidiary's assets and liabilities are recorded in the subsidiary's local currency (GBP) and translated to U.S. dollars in consolidation at exchange rates in effect at the balance sheet date. The accumulated other comprehensive income will be reflected in earnings when the subsidiary is liquidated. Accumulated other comprehensive income is included in members' equity as follows:

Balance at December 31, 2004	$158,331
Foreign currency translation adjustment	32,261
Balance at December 31, 2005	$190,592

6. Net Capital Requirements and Members' Equity

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The

6. Net Capital Requirements and Members' Equity (continued)

Company has elected to use the alternate method permitted by the Rule to determine its net capital, which requires that the Company maintain minimum net capital equal to $250,000, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the Company had net capital of $6,652,193, which was $6,402,193 in excess of its required net capital of $250,000.

The Company has an agreement with its clearing broker that enables the Company to include certain assets as allowable assets in its Net Capital Computation.

In April 2005, the Company received a $3,000,000 capital contribution of cash from Nasdaq. Also, during 2005, Nasdaq settled certain liabilities on behalf of the Company in connection with the acquisition by Nasdaq in 2004.

7. Guarantees, Commitments and Contingent Liabilities

Brut Agreements - The Company has contracted with a subsidiary of SunGard, SunGard Financial Systems Inc. ("SunGard Financial"), for SunGard Financial to provide the Company on-line processing, report services and related services in connection with the clearance of trades. The term of the agreement is five years and began in September 2004 and is automatically renewed at yearly intervals thereafter until terminated by the Company or SunGard Financial.

The Company also contracted with SunGard to host certain software on designated equipment at a SunGard facility for a transitional period beginning in September 2004. SunGard developed and operated the computer software programs that enable the Company to operate and provide order entry and execution over its ECN. Under the terms of the original agreement, which began in September 2004 and goes through May 2005, the Company was obligated to pay SunGard approximately $109,200 per month. On November 29, 2004, an amendment was signed which extended the original agreement through June 30, 2006 and beginning November 30, 2005, the Company had the option to cancel the agreement within 30 days written notice to SunGard. In July 2005, an additional amendment was signed, which was effective August 1, 2005, and reduced the monthly payment to a nominal amount for the remainder of the term of the agreement which now expires in December 2006. After May 1, 2006, the Company may cancel the agreement upon providing SunGard 60 days prior written notice.

7. Guarantees, Commitments and Contingent Liabilities (continued)

Brokerage Activities - In accordance with Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others," the Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

General Litigation and Regulatory Matters- The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

The Company has received inquiries from the NASD regarding compliance with the Company's obligations regarding short sales, firm quotes and other reporting and disclosure requirements. The Company is cooperating by providing requested information and making its personnel available for questions. At this time the Company cannot estimate the amount of any potential fines or penalties associated with these matters.

Management is not aware of any other unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Leases - As of December 31, 2005, the Company has a non-cancelable operating lease through 2006 for office space. The lease contains provisions for escalations based on certain costs incurred by the lessor.

Risks and Uncertainties - The Company generates substantially all of its revenue from transaction fees charged to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System execution, and from market data revenue. As a result, the Company's revenue could vary based on transaction volume and transaction fee levels.

8. Fair Value of Financial Instruments

The Company considers cash and cash equivalents, deposits with clearing organization and broker and dealer, receivables and payables from/to brokers and dealers, receivables and payables from/to affiliates, securities owed and securities sold, not yet purchased, at market value, accounts payable and accrued expenses and accrued personnel costs to be its financial instruments. The carrying amounts reported in the consolidated statement of financial condition for the company's financial instruments closely approximates their fair values due to the short-term nature of these assets and liabilities.

9. Employee Benefits

Employees of the Company are eligible to participate in Nasdaq's 401(k) plan. Under this plan, employees are able to contribute up to 15.0% of pre-tax compensation. The Company matches 100.0% of the first 4.0% of employee pre-tax contributions.

Employees of the company are also eligible to participate in Nasdaq's employee stock purchase plan. Under this plan, shares of Nasdaq's common stock may be purchased at six-month intervals (each "Offering Period") at 85.0% of the lower of the fair market value on the first or last day of each Offering Period. Employees may purchase shares having a value not exceeding 10.0% of their annual compensation, subject to applicable annual Internal Revenue Service limitations.

10. Subsequent Event

On February 1, 2006, the Company and INET merged under a single broker and dealer, Brut, LLC. Although merged into a single broker and dealer, these entities will continue to operate as two separate limit order books, with separate matching and routing systems, as well as clearing relationships until the complete integration of all Nasdaq books. Both the Company's and the INET limit order books will remain operational post merger until such time as all Nasdaq books are integrated. Each will continue to match orders on its respective book according to the rules under which the entities currently operate. Subscribers will continue to use each system as they would today. In addition, the Company and the INET will maintain separate support desks for subscribers to each system until such time as the books are integrated.